Exhibit 99.1

Simcere Pharmaceutical Group Announces Resignation of an Independent Director

NANJING, China, October 12, 2012 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced the resignation of Mr. Gary Siu Kwan Sik, an independent director of the Company, effective from October 11, 2012. Mr. Sik resigned for health and personal reasons. Mr. Sik has confirmed that he has no disagreement with the Company or any other board members. The Company appreciates the service that Mr. Sik has provided to the Company.  Simcere is actively recruiting a replacement for Mr. Sik.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Jie Liu D’Elia Vice President Simcere Pharmaceutical Group Tel: 1-425-985-5530	In the United States: Patricia Graue Brunswick Group LLC Tel: 1-415-671-7676

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000